As filed with the Securities and Exchange Commission on November 19, 2009

Registration No. 333-162895

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO FORM F-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNINSURE INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

Tel: +86 20 6122-2777

(Address and Telephone Number of Registrant’s Principal Executive Offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, Address and Telephone Number of Agent for Service)

Copies to:

David T. Zhang, Esq.

Latham & Watkins

41st Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

(852) 2522-7886

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, par value $0.001 per ordinary share(1)	303,486,320 shares	US$0.9865	US$299,389,255	US$16,705.92(3)

(1)	These shares are represented by the Registrant’s American Depositary Shares, or ADSs, each of which represents 20 ordinary shares. The Registrant’s ADSs issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No.333-146765).
(2)	Estimated pursuant to Rule 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low sales prices of the Registrant’s ADSs on November 3, 2009 as reported on the Nasdaq Global Select Market, which was US$20.21 per ADS (equal to US$1.0105 per ordinary share) and US$19.25 per ADS (equal to US$0.9625 per ordinary share), respectively.
(3)	Previously paid to the Commission.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 19, 2009

PROSPECTUS

15,174,316 American Depositary Shares

Representing 303,486,320 Ordinary Shares

CNINSURE INC.

This prospectus relates to the resale from time to time by the selling shareholders identified in this prospectus of up to 303,486,320 ordinary shares in our company, in the form of ADSs. Each ADS represents 20 ordinary shares of our company. We will not receive any proceeds from the sale of securities by the selling shareholders.

Our ADSs are listed on the Nasdaq Global Select Market under the symbol “CISG.” On November 18, 2009, the last reported sale price of our ADSs on the Nasdaq Global Select Market was US$22.78 per ADS.

See “Risk Factors ” beginning on page 6 of this prospectus to read about the risks you should consider before buying the ADSs.

The selling shareholders may sell the securities to or through underwriters, to other purchasers, through agents, or through a combination of these methods. See “Plan of Distribution” for a more complete description of the ways in which the securities may be sold.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2009.

ABOUT THIS PROSPECTUS

You should read this prospectus with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•

“we,” “us,” “our company,” “our” or “CNinsure” refer to CNinsure Inc., its subsidiaries and any entity carrying on CNinsure’s current business prior to the restructuring transactions in July 2007, through which CNinsure became the listing vehicle in our initial public offering, and their respective subsidiaries and consolidated affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, solely for the purpose of this prospectus, Taiwan, Hong Kong and Macau;

•

“provinces” of China refers to the 22 provinces, the four municipalities directly administered by the central government (Beijing, Shanghai, Tianjin and Chongqing) and the five autonomous regions (Xinjiang, Tibet, Inner Mongolia, Ningxia and Guangxi);

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share;

•	“ADSs” refers to our American depositary shares, each of which represents 20 ordinary shares;

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “$,” “dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

You should rely only on the information contained or incorporated by reference in this prospectus, a prospectus supplement or any amendment. Neither we nor the selling shareholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated herein by reference. This summary may not contain all of the information that you should consider before buying our ADSs from the selling shareholders. You should carefully read this entire prospectus, including each of the documents incorporated herein by reference, before making an investment decision.

Our Company

We are a leading independent insurance intermediary company operating in China. With 34,276 sales professionals, 1,262 claims adjustors and 408 sales and service outlets operating in 22 provinces as of June 30, 2009, our distribution and service network reaches some of China’s most economically developed regions and some of the most affluent cities in China, such as Beijing, Shanghai, Guangzhou and Shenzhen.

We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our product offerings to other property and casualty insurance products in 2002. In January 2006, we began distributing individual life insurance products. In 2008, we entered the insurance claims adjusting business by acquiring majority interests in three insurance claims adjusting firms. In October 2009, we expanded into consumer credit brokerage business by acquiring a major stake in China Financial Services Group Limited, one of the leading consumer credit brokerage companies.

As an insurance intermediary company, we do not assume underwriting risks. Instead, we distribute to customers in China insurance products underwritten by domestic and foreign insurance companies operating in China and provide insurance claims adjusting services, such as assessment, survey, authentication and loss estimation. We also provide certain value-added services, such as 24-hour emergency services in select cities, damage assessment and assistance with claim settlement, to our customers—individuals and institutions that purchase insurance products through us. In addition, we provide information about potential customers to insurance companies, which then sell insurance products to them, either directly or through our affiliated insurance intermediaries. We are compensated for our services primarily by commissions and fees paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold.

As of June 30, 2009, we had 54 affiliated insurance intermediary companies in the PRC, of which 45 are insurance agencies, five are insurance brokerages and four are insurance claims adjusting companies. According to the Insurance Intermediary Market Development Report published in August 2009 by China Insurance Regulatory Commission, or the CIRC, based on revenues in the six months ended June 30, 2009:

•

seven of our affiliated insurance agencies ranked Nos. 2, 3, 5, 6, 8, 9 and 17, respectively, among China’s top 20 insurance agencies, together accounting for approximately 11.73% of the total revenues of all insurance agencies in China;

•	one of our affiliated insurance brokerages ranked No. 16 among China’s top 20 insurance brokerages, accounting for approximately 0.88% of the total revenues of all insurance brokerages in China; and

•

three of our affiliated insurance claims adjusting firms ranked Nos. 2, 4 and 13, respectively, among China’s top 20 insurance claims adjusting firms, collectively accounting for 11.67% of the total revenues of all insurance claims adjusting firms in China.

The Offering

Securities Offered by the Selling Shareholders	303,486,320 ordinary shares, in the form of ADSs.

Ordinary Shares Outstanding	912,497,726 ordinary shares outstanding as of the date of this prospectus.

The ADSs	Each ADS represents 20 ordinary shares, par value US$0.001 per share. The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Depositary	JPMorgan Chase Bank, N.A.

Use of Proceeds	We will not receive any proceeds from the sale of our ADSs by the selling shareholders.

Nasdaq Global Select Market Symbol	“CISG”

Risk Factors	You should read carefully the information set forth in the section of this prospectus entitled “Risk Factors” as well as other information included or incorporated by reference in this prospectus before deciding whether or not to invest in the shares and ADSs.

Summary Unaudited Consolidated Financial Data

The following summary consolidated statement of operations data for the years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008. The following summary unaudited consolidated statement of operations data for the six months ended June 30, 2008 and June 30, 2009, and the summary unaudited consolidated balance sheet data as of June 30, 2009, have been derived from our unaudited condensed consolidated financial statements included in our report on Form 6-K dated November 5, 2009.

Our unaudited condensed financial statements have been prepared on the same basis as our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2008, other than the amounts in relation to noncontrolling interest, formerly referred to as minority interest, which have been reclassified in accordance with Statements of Financial Accounting Standards Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51 (“SFAS 160”), which was adopted by us on January 1, 2009. As a result, the presentation and disclosure requirements have been applied retrospectively. Upon the retrospective adoption of SFAS 160, we reclassified net income before minority interest of RMB56.0 million (2006), RMB150.9 million (2007), RMB195.7 million (US$28.7 million) (2008) and RMB96.8 million (six months ended June 30, 2008), minority interest of RMB1.4 million (2006), RMB2.4 million (2007), RMB4.1 million (US$0.6 million) (2008) and RMB1.1 million (six months ended June 30, 2008) and net income of RMB57.4 million (2006), RMB153.4 million (2007), RMB191.7 million (US$28.1 million) (2008) and RMB95.7 million (six months ended June 30, 2008) to net income, net income (loss) attributable to the noncontrolling interests and net income attributable to our shareholders, respectively, on the consolidated statements of operations. We also reclassified minority interest of RMB13.7 million (2006), RMB18.3 million (2007) and RMB94.4 million (US$13.8 million) (2008) to noncontrolling interests separately presented as a component of stockholders’ equity on the consolidated balance sheet.

Our unaudited condensed financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles. Our historical results do not necessarily indicate the results that may be expected for any future periods.

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2006	2007	2008	2008	2008	2009
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Consolidated Statement of Operations Data
Net revenues:
Commissions and fees	245,652	446,929	843,107	123,577	351,180	501,193	73,379
Other service fees	897	1,216	855	125	286	359	52

Total net revenues	246,549	448,145	843,962	123,702	351,466	501,552	73,431

Operating costs and expenses:
Commission and fees	(133,076)	(232,550)	(436,803)	(64,024)	(180,405)	(263,024)	(38,509)
Selling expenses	(11,288)	(9,514)	(17,328)	(2,540)	(6,964)	(19,358)	(2,834)
General and administrative expenses(1)	(52,119)	(68,177)	(180,031)	(26,388)	(60,710)	(90,861)	(13,303)

Total operating costs and expenses	(196,483)	(310,241)	(634,162)	(92,952)	(248,079)	(373,243)	(54,646)

Net income from operations	50,066	137,904	209,800	30,750	103,387	128,309	18,785

	For the Years Ended December 31,				For the Six Months Ended June 30,
	2006	2007	2008	2008	2008	2009
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Other income (expense), net:
Gain on disposal of a subsidiary	—	—	525	77	—	—	—
Investment income	—	—	—	—	—	18,905	2,768
Interest income	5,364	16,235	47,967	7,031	23,702	18,575	2,719
Interest expense	(34)	(25)	(95)	(14)	(37)	(3)	—
Others, net	5	(2)	(28)	(4)	(8)	958	140
Changes in fair value of contingent consideration payables	—	—	—	—	—	(5,946)	(870)

Net income before income taxes	55,401	154,112	258,169	37,840	127,044	160,798	23,542
Income tax benefit (expense)	573	(3,178)	(62,438)	(9,152)	(30,370)	(45,939)	(6,726)
Share of income (loss) of an affiliated company	—	—	135	20	85	(27)	(4)

Net income	55,974	150,934	195,866	28,708	96,759	114,832	16,812
Less: Net income (loss) attributable to the noncontrolling interest	(1,421)	(2,424)	4,129	605	1,087	(15,312)	(2,242)

Net income attributable to the Company’s Shareholders	57,395	153,358	191,737	28,103	95,672	130,144	19,054

Net income per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	0.0883	0.2178	0.2101	0.0308	0.105	0.143	0.021
Diluted	0.0875	0.2143	0.2090	0.0306	0.105	0.142	0.021
Net income per ADS:
Basic	1.7660	4.3551	4.2025	0.6160	2.097	2.852	0.418
Diluted	1.7500	4.2858	4.1803	0.6128	2.097	2.835	0.415
Shares used in calculating net income per share (giving effect to the 10,000-for-1 share exchange in 2007):
Basic	650,000,000	704,273,232	912,497,726	912,497,726	912,497,726	912,497,726	912,497,726
Diluted	655,970,000	715,649,950	917,335,390	917,335,390	912,497,726	918,084,553	918,084,553
Dividends declared per share(2)	585	0.1023	—	—	—	0.075	0.011

(1)	Share-based compensation expenses included in our general and administrative expenses were RMB24.1 million, RMB5.0 million and RMB45.7 million (US$6.7 million) in 2006, 2007 and 2008, respectively, and RMB10.7 million and RMB4.5 million (US$0.7 million) for the six months ended June 30, 2008, 2009, respectively.
(2)	The 2004 and 2005 dividends were declared in 2006 and the 2006 and 2007 dividends were declared in 2007. These dividends were not paid at the time they were declared. In 2007, we paid all of the previously declared but unpaid dividends totaling approximately RMB140.0 million (US$19.2 million). The per-share amounts for 2004, 2005 and 2006 were determined based on the number of shares of CISG Holdings Ltd. outstanding as of the respective record dates for the dividends declared, without giving effect to the 10,000-for-1 share exchange in July 2007. Cash dividends were declared and paid in 2009.

	As of December 31,				As of June 30,
	2006	2007	2008	2008	2009	2009
	(As adjusted)	(As adjusted)	(As adjusted)	(As adjusted)
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	223,926	1,544,817	1,510,432	221,389	1,748,353	255,974
Total current assets	355,703	1,608,256	1,876,883	275,105	1,949,633	285,444
Total assets	379,622	1,640,164	2,046,515	299,964	2,464,212	360,782
Total current liabilities	75,524	53,337	190,222	27,881	412,243	60,355
Total liabilities	76,321	54,928	200,444	29,379	457,161	66,932
Noncontrolling interests	13,717	18,324	94,423	13,840	188,881	27,654
Total shareholders’ equity	303,301	1,585,236	1,846,071	270,585	2,007,051	293,850
Total liabilities and owners’ equity	379,622	1,640,164	2,046,515	299,964	2,464,212	360,782

RISK FACTORS

Risks Related to Our Business and Our Industry

Our limited operating history, especially our limited experience in distributing life insurance products and providing claims adjusting services, may not provide an adequate basis to judge our future prospects and results of operations.

We have a limited operating history. We commenced our insurance intermediary business in 1999 by distributing automobile insurance products and expanded our offerings to other types of property and casualty insurance products in 2002. We started distributing individual life insurance products in January 2006 and began providing insurance claims adjusting services in 2008 by acquiring, through our consolidated affiliated entities, majority interests in three claims adjusting firms. Life insurance products accounted for 8.4%, 10.3%, 14.3 % and 17.9% of our total commissions and fees earned in 2006, 2007, 2008 and the six months ended June 30, 2009, respectively. Claims adjusting services accounted for 10.8% of our total commissions and fees earned in the six months ended June 30, 2009. While we regard life insurance distribution and claims adjusting services as two major areas of our future growth strategy, we cannot assure you that our efforts to further develop these businesses will be successful. If our life insurance distribution and claims adjusting businesses fail to grow, our future growth will be significantly affected. In addition, our limited operating history, especially our limited experience in selling life insurance products and providing claims adjusting services, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

If we fail to attract and retain productive agents, especially entrepreneurial agents, and qualified claims adjustors, our business could suffer.

A substantial portion of our sales of property and casualty insurance products and our entire sales of life insurance products are conducted through our individual sales agents, who are not our employees. Some of these sales agents are significantly more productive than others in generating sales. In recent years, some entrepreneurial management staff or senior sales agents of major insurance companies in China have chosen to leave their employers or principals and become independent agents. We refer to these individuals as entrepreneurial agents. An entrepreneurial agent is usually able to assemble and lead a team of sales agents. We have been actively recruiting and will continue to recruit entrepreneurial agents to join our distribution and service network as our sales agents. Entrepreneurial agents have been instrumental to the development of our life insurance business. In addition, we rely entirely on our in-house claims adjustors to provide claims adjusting services. Because claims adjusting requires technical skills, the technical competence of claims adjustors is essential to establishing and maintaining our brand image and relationships with our customers. If we are unable to attract and retain the core group of highly productive sales agents, particularly entrepreneurial agents, and qualified claims adjustors, our business could be materially and adversely affected. Competition for sales personnel and claims adjustors from insurance companies and other insurance intermediaries may also force us to increase the compensation of our sales agents, in-house sales representatives and claims adjustors, which would increase operating costs and reduce our profitability.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We commenced our insurance intermediary business in 1999 and have expanded our operations substantially in recent years. Our distribution and service network expanded from one company in one province to 54 insurance agencies, brokerages and claims adjusting firms in 22 provinces as of June 30, 2009. Meanwhile, we have broadened our service offerings from the distribution of only automobile insurance products to cover a wide variety of property and casualty insurance and life insurance products, and insurance claims adjusting services. We anticipate continued growth in the future through multiple means. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, other insurance intermediaries, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may be unsuccessful in identifying and acquiring suitable acquisition candidates, which could adversely affect our growth.

Since our initial public offering in October 2007, we have significantly expanded our operations through a number of acquisitions. We expect a significant portion of our future growth to come from acquisitions of high-quality independent insurance agencies, brokerages and claims adjusting companies or other companies which focus on consumer financial services. There is no assurance that we can successfully identify suitable acquisition candidates, especially in those provinces where we do not yet have a presence or in the consumer financial service sector into which we recently expanded. Even if we identify suitable candidates, we may not be able to complete an acquisition on terms that are commercially acceptable to us. In addition, we compete with other entities to acquire high-quality independent insurance agencies, brokerages and claims adjusting companies. Many of our competitors may have substantially greater financial resources than we do and may be able to outbid us for these acquisition targets. If we are unable to complete acquisitions, our growth strategy will be impeded and our earnings or revenue growth will be negatively affected.

If we fail to integrate acquired companies efficiently, or if the acquired companies do not perform to our expectations, our business and results of operations may be adversely affected.

Even if we succeed in acquiring other insurance agencies, brokerages and claims adjusting companies, or other consumer financial services companies, our ability to integrate an acquired entity and its operations is subject to a number of factors. These factors include difficulties in the integration of acquired operations and retention of personnel, especially the sales agents who are not employees of the acquired company, entry into unfamiliar markets, unanticipated problems or legal liabilities, and tax and accounting issues. The need to address these factors may divert management’s attention from other aspects of our business and materially and adversely affect our business prospects. In addition, costs associated with integrating newly acquired companies could negatively affect our operating margins.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the insurance products in which a company specializes, the loss of key clients after the acquisition closes, general economic factors that impact a company in a direct way and the cultural incompatibility of an acquired company’s management team with us. If an acquired company could not be operated at the same profitability level as our existing operations, the acquisition would have a negative impact on our operating margin. Our inability to successfully integrate an acquired entity or its failure to perform to our expectations may materially and adversely affect our business, prospects, results of operations and financial condition.

If we are required to write down goodwill and other intangible assets, our financial condition and results may be materially and adversely affected.

When we acquire a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable tangible assets acquired. As of June 30, 2009, goodwill represented RMB325.8 million (US$47.7 million), or 16.2% of our total shareholders’ equity, and other intangible assets represented RMB87.0 million (US$12.7 million), or 4.3% of our total shareholders’ equity. Under current accounting standards, if we determine that goodwill or intangible assets are impaired, we will be required to write down the value of such assets and recognize corresponding impairment charges. As we implement our growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of our shareholders’ equity and any write-down related to such goodwill and intangible assets may adversely and materially affect our shareholders’ equity and financial results.

Because the commission and fee revenue we earn on the sale of insurance products is based on premiums and commission and fee rates set by insurance companies, any decrease in these premiums or commission and fee rates may have an adverse effect on our results of operation.

We are engaged in the insurance agency and brokerage business and derive revenues primarily from commissions and fees paid by the insurance companies whose policies our customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors, which are not within our control, include the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions and fees. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the CIRC.

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Since China’s entry into the WTO in December 2001, intense competition among insurance companies has led to a gradual decline in premium rate levels of some property and casualty insurance products. Although such decline may stimulate demand for insurance products and increase our total sales volume, it also reduces the commissions and fees we earned on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures and other expenditures may be disrupted by unexpected decreases in revenues caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.

The insurance intermediary industry in China is highly competitive, and we expect competition to persist and intensify. In insurance product distribution, we face competition from insurance companies that use their in-house sales force and exclusive sales agents to distribute their products, from business entities that distribute insurance products on an ancillary basis, such as commercial banks, postal offices and automobile dealerships, and from other professional insurance intermediaries. In our claims adjusting business, we primarily compete with other independent claims adjusting firms. We compete for customers on the basis of product offerings, customer services and reputation. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. If we are unable to compete effectively against those competitors, we may lose customers and our financial results may be negatively affected.

Quarterly and annual variations in our commission and fee revenue may have unexpected impacts on our results of operations.

Our commission and fee revenue is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business. Historically, our commission and fee revenue, particularly revenue derived from distribution of property and casualty insurance products, for the fourth quarter of any given year has been the highest among all four quarters, while our commission and fee revenue for the first quarter of any given year has been the lowest among all four quarters. The factors that cause the quarterly and annual variations are not within our control. Specifically, consumer demand for insurance products can influence the timing of renewals, new business and lost business, which generally includes policies that are not renewed, and cancellations. As a result, you may not be able to rely on quarterly or annual comparisons of our operating results as an indication of our future performance.

If our contracts with insurance companies are terminated or changed, our business and operating results could be adversely affected.

We primarily act as agents for insurance companies in distributing their products to retail customers. We also provide claims adjusting services principally to insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of our contracts with life insurance companies for the distribution of life insurance products are entered into at the corporate headquarters level. While this approach allows us to obtain more favorable terms from insurance companies by combining the sales volumes of our affiliated insurance agencies and brokerages, it also means that the termination of a major contract could have a material adverse effect on our life insurance business. Our contracts for the distribution of property and casualty insurance and the provision of claims adjusting services are primarily entered into at a local level between the respective provincial, city and district branches of the insurance companies and our affiliated insurance agencies, brokerages and claims adjusting firms. Generally, each branch of these insurance companies has independent authority to enter into contracts with our affiliated insurance agencies, brokerages and claims adjusting firms, and the termination of a contract with one branch has no significant effect on our contracts with the other branches. These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our fee rates. These contracts typically have a term of one year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the insurance company that is a party to that contract may agree to renew it only with changes in its terms, including the amount of commissions and fees we receive, which could reduce our revenues from that contract.

For the six months ended June 30, 2009, our top five insurance company partners, after aggregating the business conducted between their local branches and our insurance agencies, brokerages and claims adjusting firms, were PICC Property and Casualty Company Limited, or PICC, China Pacific Property Insurance Co., Ltd, or CPPI, Ping An Property & Casualty Insurance Company of China, Ltd., or Ping An, AVIVA-COFCO Life Insurance Co., Ltd. and Tianping Auto Insurance Co., Ltd. Among them, PICC, CPPI and Ping An each accounted for more than 10% of our total net revenues in the six months ended June 30, 2009, with PICC accounting for 19.4%, CPPI accounting for 18.7% and Ping An accounting for 10.7%. The termination of our contracts with insurance companies that in the aggregate account for a significant portion of our business, or changes in the material terms of these contracts, could adversely affect our business and operating results.

Our operating structure may make it difficult to respond quickly to operational or financial problems, which could negatively affect our financial results.

We operated through affiliated insurance agencies, brokerages and claims adjusting companies located in 22 provinces in China as of June 30, 2009. These companies report their results to our corporate headquarters monthly. If these companies delay either reporting results or informing corporate headquarters of a negative business development such as the possible loss of a relationship with an insurance company or a regulatory inquiry or other action, we may not be able to take action to remedy the situation in a timely fashion. This in turn could have a negative effect on our financial results. In addition, if one of these companies were to report inaccurate financial information, we might not learn of the inaccuracies on a timely basis and be able to take corrective measures promptly, which could negatively affect our ability to report our financial results.

Our dependence on the founders and key managers of the acquired firms may limit our ability to effectively manage our business.

In the acquisitions we have completed to date, the founders and key managers of the acquired firms continue to manage the acquired business. They are responsible for ordinary course operational decisions, including personnel and office location, subject to our oversight. They also maintain the primary relationship with customers and the local branches of insurance companies. Although we maintain internal controls to oversee our nationwide operations, this operating structure exposes us to the risk of losses resulting from day-to-day decisions of the managers of the acquired firms. Unsatisfactory performance by these managers could hinder our ability to grow and could have a material adverse effect on our business.

Our future success depends on the continuing efforts of our senior management team and other key personnel, and our business may be harmed if we lose their services.

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Mr. Yinan Hu, our chairman and chief executive officer, Mr. Qiuping Lai, our president, and Mr. Peng Ge, our chief financial officer. In addition, because of the importance of training to our business, our team of dedicated training professionals plays a key role in our operations. If one or more of our senior executives or other key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

In addition, if any member of our senior management team or any of our other key personnel joins a competitor or forms a competing company, we may lose customers, sensitive trade information and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us which contains confidentiality and noncompetition provisions. These agreements generally have an initial term of three years, and are automatically extended for successive one-year terms unless terminated earlier pursuant to the terms of the agreement. If any disputes arise between any of our senior executives or key personnel and us, we cannot assure you of the extent to which any of these agreements may be enforced.

Sales agent and employee misconduct is difficult to detect and deter and could harm our reputation or lead to regulatory sanctions or litigation costs.

Sales agent and employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

•	engaging in misrepresentation or fraudulent activities when marketing or selling insurance products or providing claims adjusting services to customers;

•	hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or

•	otherwise not complying with laws and regulations or our control policies or procedures.

We cannot always deter sales agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that sales agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

All of our personnel engaging in insurance agency, brokering or claims adjusting activities are required under relevant PRC regulations to have a qualification certificate issued by the CIRC. If these qualification requirements are strictly enforced in the future, our business may be materially and adversely affected.

All of our personnel who engage in insurance agency, brokering and claims adjusting activities are required under relevant PRC regulations to obtain a qualification certificate from the CIRC in order to conduct insurance agency, brokering or claims adjusting business. Under these regulations, an insurance agency, brokerage or claims adjusting firm that retain unqualified personnel to engage in insurance intermediary activities may be fined up to RMB10,000. As of June 30, 2009, approximately 82.1% of our sales professionals had received a qualification certificate.

In addition, we understand that the CIRC may require, in the near future, that every individual agent carry credentials showing specified information when conducting agency business. If more local CIRC agencies were to strictly enforce these regulations in the future, and if a substantial number of our sales forces remain unqualified, our business may be adversely affected. Moreover, we may be subject to fines and other administrative proceedings for the failure of our insurance professionals to obtain the necessary CIRC qualification certificate. Any such fines or administrative proceedings could materially and adversely affect our business, financial condition and results of operations.

Our businesses are highly regulated, and the administration, interpretation and enforcement of the laws and regulations currently applicable to us involve uncertainties, which could materially and adversely affect our business and results of operations.

We operate in a highly regulated industry. The CIRC has extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. For example, it is not clear when the CIRC will start strictly enforcing the qualification requirements for sales professionals affiliated with professional insurance intermediaries like us. Although we have not had any material violations to date, we cannot assure you that our operations will always be consistent with the interpretation and enforcement of the laws and regulations by the CIRC from time to time.

Further development of regulations in China may impose additional costs and restrictions on our activities.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, administration guidelines of insurance agencies, brokerages and claims adjusting firms (revised version) issued by the CIRC became effective on October 1, 2009 and require that insurance agencies, brokerages or claims adjusting companies increase their registered capital to RMB10 million, RMB10 million and RMB2 million, respectively, and purchase professional liability insurance or pay their guaranty deposit, which generally cannot be withdrawn without the CIRC’s approval, when they open any new branches. Such increase would reduce the amount of cash available for other business purposes. Under the same consultation paper, sole-proprietor insurance agencies will likely be allowed, which could lead to intensified competition among insurance agencies. Such development of regulations could materially and adversely affect our business and results of operations.

We have conducted some of our business through two of our subsidiaries, which do not possess insurance agency or brokerage licenses.

Two of our subsidiaries run our operating platform and maintain our customer database. In addition, they have provided information about potential customers to insurance companies, which paid fees to these subsidiaries if these customers purchased insurance policies. Our PRC counsel, Commerce & Finance Law Offices, has informed us that, in its opinion, the provision of customer information to and the collection of fees from insurance companies by our subsidiaries comply with existing PRC laws and regulations. We cannot assure you, however, that the relevant PRC regulatory authorities will not take a view contrary to ours or that of our PRC counsel. If the CIRC clarifies existing regulations on insurance agencies and brokerages or adopts new regulations that classify the provision of customer information to insurance companies as a form of insurance agency or brokerage services, our subsidiaries may be deemed to have engaged in insurance agency or brokerage services without proper license and, as a result, we may be subject to administrative penalties, which may have a material adverse effect on our results of operations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission, every public company is required to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. These requirements first apply to our annual report on Form 20-F for the fiscal year ended on December 31, 2008.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2008. However, there is no assurance that we will be able to maintain effective internal controls over financial reporting in the future. If we fail to do so, we may not be able to produce reliable financial reports and prevent fraud. Moreover, if we were not able to conclude that we have effective internal controls over financial reporting, investors may lose confidence in the reliability of our financial statements, which would negatively impact the trading price of our ADSs. Our reporting obligations as a public company, including our efforts to comply with Section 404 of the Sarbanes-Oxley Act, will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

The slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets have experienced significant disruptions recently, and most of the world’s major economies have entered into recession. As a result, the Chinese economy has slowed down significantly since the second half of 2008 and this trend may continue for the rest of 2009 and beyond. Since we derive all of our revenues in China, any persistent slowdown in the Chinese economy may have negative impacts on our business, operating results and financial condition in a number of ways. For example, consumer purchases of the products we distribute, such as life insurance and automobile insurance products, may decline due to declining disposable income and economic uncertainty. If our institutional customers are adversely affected by deteriorating business conditions, they may choose to limit their purchases of insurance coverage. In addition, the current financial turmoil affecting the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions.

We may face legal action by the former employers or principals of entrepreneurial agents who join our distribution and service network.

Competition for productive sales agents is intense within the Chinese insurance industry. When an entrepreneurial agent leaves his or her employer or principal to join our distribution and service network as our sales agent, we may face legal action by the former employer or principal of the entrepreneurial agent on the ground of unfair competition or breach of contract. As of the date of this prospectus, there has been no such action filed or threatened against us. We cannot assure you that this will not happen in the future. Any such legal actions, regardless of merit, could be expensive and time-consuming and could divert resources and management attention from the operation of our business. If we were found liable in such a legal action, we might be required to pay substantial damages to the former employer or principal of the entrepreneurial agent, and our business reputation might be harmed. Moreover, the filing of such a legal action may discourage potential entrepreneurial agents from leaving their employers or principals, thus reducing the number of entrepreneurial agents we can recruit and potentially harming our growth prospects.

Any significant failure in our information technology systems could have a material adverse effect on our business and profitability.

Our business is highly dependent on the ability of our information technology systems to timely process a large number of transactions across different markets and products at a time when transaction processes have become increasingly complex and the volume of such transactions is growing rapidly. The proper functioning of our financial control, accounting, customer database, customer service and other data processing systems, together with the communication systems between our various subsidiaries and consolidated affiliated entities and our main offices in Guangzhou, is critical to our business and to our ability to compete effectively. We cannot assure you that our business activities would not be materially disrupted in the event of a partial or complete failure of any of these primary information technology or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks or conversion errors due to system upgrading. In addition, a prolonged failure of our information technology system could damage our reputation and materially and adversely affect our future prospects and profitability.

If we are unable to respond in a timely and cost-effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results.

The insurance industry is increasingly influenced by rapid technological change, frequent new product and service introductions and evolving industry standards. For example, the insurance intermediary industry has increased use of the Internet to communicate benefits and related information to consumers and to facilitate information exchange and transactions. We believe that our future success will depend on our ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that we may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost effective manner. In addition, product and service opportunities that our competitors develop or introduce may render our products and services noncompetitive. As a result, we can give no assurances that technological changes that may affect our industry in the future will not have a material adverse effect on our business and results of operations.

We face risks related to health epidemics, severe weather conditions and other catastrophes, which could materially and adversely affect our business.

Our business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome, or SARS, another health epidemic, severe weather conditions or other catastrophes. In recent years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, influenza A (H1N1), a new strain of flu virus commonly referred to as “swine flu,” was first discovered in North America and quickly spread to other parts of the world, including China. In January and February 2008, a series of severe winter storms afflicted extensive damages and significantly disrupted people’s lives in large portions of southern and central China. In May 2008, an earthquake measuring 8.0 on the Richter scale hit Sichuan Province in southwestern China, causing huge casualties and property damages. Because our business operations rely heavily on the efforts of individual sales agents, in-house sales representatives and claims adjustors, any prolonged recurrence of avian flu or SARS, or the occurrence of other adverse public health developments such as influenza A (H1N1), severe weather conditions such as the massive snow storms in January and February 2008 and other catastrophes such as the Sichuan earthquake may significantly disrupt our staffing and otherwise reduce the activity level of our work force, thus causing a material and adverse effect on our business operations.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

PRC laws and regulations place certain restrictions on foreign investment in and ownership of insurance intermediary companies. We conduct our operations in China principally through contractual arrangements among our PRC subsidiaries, two PRC companies, Guangdong Meidiya Investment Co., Ltd., or Meidiya Investment, and Sichuan Yihe Investment Co., Ltd., or Yihe Investment, the shareholders and the subsidiaries of Meidiya Investment and Yihe Investment. Meidiya Investment and Yihe Investment together, directly or indirectly, held equity interests ranging from 51% to 100% in 54 PRC insurance agencies, brokerages and claims adjusting companies as of June 30, 2009. These wholly and majority-owned subsidiaries of Meidiya Investment and Yihe Investment hold the licenses and permits necessary to conduct our insurance intermediary business in China.

Our contractual arrangements with Meidiya Investment, Yihe Investment, their shareholders and their subsidiaries enable us to:

•	exercise effective control over Meidiya Investment, Yihe Investment and their subsidiaries;

•

receive a substantial portion of the economic benefits of the subsidiaries of Meidiya Investment and Yihe Investment in consideration for the services provided by our wholly-owned subsidiaries in China; and

•	have an exclusive option to purchase all or part of the equity interests in each of Meidiya Investment, Yihe Investment and their subsidiaries when and to the extent permitted by PRC law.

Because of these contractual arrangements, we are the primary beneficiary of Meidiya Investment, Yihe Investment and their subsidiaries and have consolidated them into our consolidated financial statements. If we, our PRC subsidiaries, Meidiya Investment, Yihe Investment or any of the existing and future subsidiaries of Meidiya Investment and Yihe Investment is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the CIRC, will have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries and consolidated affiliated entities;

•	restricting or prohibiting any related-party transactions among our PRC subsidiaries and consolidated affiliated entities;

•	imposing fines or other requirements with which we, our PRC subsidiaries or our consolidated affiliated entities may not be able to comply;

•	requiring us, our PRC subsidiaries or our consolidated affiliated entities to restructure the relevant ownership structure or operations; or

•	restricting or prohibiting us from providing additional funding for our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with Meidiya Investment, Yihe Investment and their subsidiaries and shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with our PRC consolidated affiliated entities, Meidiya Investment and Yihe Investment, and their subsidiaries and shareholders to operate our business in China. These contractual arrangements may not be as effective in providing us with control over Meidiya Investment, Yihe Investment and their subsidiaries as direct ownership. We have no direct or indirect equity interests in Meidiya Investment, Yihe Investment or any of their subsidiaries.

If we had direct ownership of Meidiya Investment, Yihe Investment and their subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Meidiya Investment, Yihe Investment and their subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current contractual arrangements, as a legal matter, if Meidiya Investment, Yihe Investment or any of their subsidiaries and shareholders fails to perform its or his obligations under these contractual arrangements, we may have to incur substantial costs and other resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholders of Meidiya Investment and Yihe Investment were to refuse to transfer their equity interest in Meidiya Investment and Yihe Investment to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

All of our contractual arrangements with Meidiya Investment, Yihe Investment and their subsidiaries and shareholders are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

The shareholders of Meidiya Investment and Yihe Investment may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Two individual shareholders, Mr. Qiuping Lai and Mr. Peng Ge, hold 100% of the equity interest in each of Meidiya Investment and Yihe Investment. Conflicts of interest may arise between Mr. Lai’s or Mr. Ge’s dual role as a shareholder of our consolidated affiliated entities and as an executive officer of our company. We do not have existing arrangements to address these potential conflicts of interest and cannot assure you that when conflicts arise, those individuals will act in the best interest of our company or that conflicts will be resolved in our favor.

Contractual arrangements we have entered into with the subsidiaries of Meidiya Investment and Yihe Investment may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries and the subsidiaries of Meidiya Investment and Yihe Investment are not on an arm’s-length basis and adjust the income of the subsidiaries of Meidiya Investment and Yihe Investment in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by the subsidiaries of Meidiya Investment and Yihe Investment, which could in turn increase their respective tax liabilities. Moreover, the PRC tax authorities may impose penalties on our consolidated affiliated entities for underpayment of taxes. Our consolidated net income may be materially and adversely affected by the occurrence of any of the foregoing.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans to our PRC subsidiaries and consolidated affiliated entities or making additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through PRC subsidiaries and consolidated affiliated entities. In order to provide additional funding to our PRC subsidiaries and consolidated affiliated entities, we may make loans to our PRC subsidiaries and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiaries.

Any loans we make to either of our directly-held PRC subsidiaries, Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.), or Zhonglian Enterprise, and Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.), or Xinlian Information, both of which are treated as foreign-invested enterprises under PRC law, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or the SAFE, or its local counterparts. Under applicable PRC law, the Chinese regulators must approve the amount of a foreigninvested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign-invested enterprise is permitted to have under PRC law. Our directly-held PRC subsidiaries were allowed to incur a total of HK$ 160.0 million in foreign debts as of June 30, 2009. If we were to provide loans to our directly-held PRC subsidiaries in excess of the above amount, we would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if we make loans to our directly-held PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with the SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by the SAFE, the SAFE or its local counterpart will issue a registration certificate of foreign debts to us within 20 days after reviewing and accepting our application. In practice, it may take longer to complete such SAFE registration process.

Any loans we make to any of our indirectly-held PRC subsidiaries (those PRC subsidiaries which we hold indirectly through Zhonglian Enterprise and Xinlian Information) or to any of our PRC consolidated affiliated entities, all of which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, medium- and long-term international commercial loans to PRC domestic companies are subject to approval by the National Development and Reform Commission, and short-term international commercial loans to PRC domestic companies are subject to the balance control system effected by the SAFE. Due to the above restrictions, we are not likely to make loans to any of our indirectly-held PRC subsidiaries or to any of our PRC consolidated affiliated entities.

Any capital contributions we make to our PRC subsidiaries, including directly-held and indirectly-held PRC subsidiaries, must be approved by the PRC Ministry of Commerce or its local counterparts and registered with the SAFE or its local counterparts. Such applications and registrations could be time consuming and their outcomes would be uncertain.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or PRC consolidated affiliated entities or with respect to future capital contributions by us to our

PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years or so, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, the PRC government still owns a substantial portion of productive assets in China. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Actions and policies of the PRC government could materially affect our ability to operate our business.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Although since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. But approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Under our current corporate structure, the primary source of our income at the holding company level is dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and our consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency needs, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

The PRC Enterprise Income Tax Law may increase the enterprise income tax rate applicable to some of our PRC subsidiaries and consolidated affiliated entities, which could have a material adverse effect on our result of operations.

According to the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008, as further clarified by subsequent tax regulations implementing the EIT Law, foreign-invested enterprises and domestic enterprises are subject to EIT at a uniform rate of 25%, unless otherwise provided. Enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments in the following manners: (1) in the case of preferential tax rates, for a five-year transition period starting from January 1, 2008, during which the EIT rate of such enterprises will gradually increase to the uniform 25% EIT rate by January 1, 2012; or (2) in the case of preferential tax exemption or reduction with a specified term, until the expiration of such term. However, if such an enterprise has not enjoyed the preferential treatments yet because of its failure to make a profit, its term for preferential treatments will be deemed to start from 2008.

As a result of the implementation of the EIT Law, certain preferential tax treatments enjoyed by some of our consolidated affiliated entities expired on January 1, 2008. Our effective tax rate increased significantly in 2008 compared to previous years, primarily due to these expirations. According to the EIT Law and related regulations, the preferential tax rates enjoyed by some of our PRC subsidiaries and consolidated affiliated entities incorporated in Shenzhen, a special economic zone, will gradually increase to the uniform 25% EIT rate during the five year transition period. An increase in the EIT rates for those entities pursuant to the EIT Law could result in an increase in our effective tax rate, which could materially and adversely affect our results of operations.

Our global income or the dividends we receive from our PRC subsidiaries may be subject to PRC tax under the EIT Law, which could have a material adverse effect on our results of operations.

Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The Implementation Rules of the Enterprise Income Tax Law, or the Implementation Rules, define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” If we are deemed a resident enterprise, we may be subject to the EIT at 25% on our global income, except that the dividends we receive from our PRC subsidiary will be exempt from the EIT. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries, a 25% EIT on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Under the applicable PRC tax laws in effect before January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as our subsidiaries Zhonglian Enterprise and Xinlian Information, were exempt from PRC withholding tax. We have also been advised by our PRC counsel, Commerce & Finance Law Offices, that pursuant to the EIT Law and the Implementation Rules, however, dividends payable by a foreign-invested enterprise in China to its foreign investors will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The British Virgin Islands, where our wholly-owned subsidiary and the 100% shareholder of Zhonglian Enterprise and Xinlian Information is incorporated, does not have such a tax treaty with China. Under the EIT Law and the Implementation Rules, if we are regarded as a resident enterprise, the dividends we receive from our PRC subsidiaries will be exempt from the EIT. If, however, we are not regarded as a resident enterprise, our PRC subsidiaries will be required to pay a 10% withholding tax for any dividends they pay to us. As a result, the amount of fund available to us to meet our cash requirements, including the payment of dividends to our shareholders and ADS holders, could be materially reduced.

Under the EIT Law, dividends payable by us and gains on the disposition of our shares or ADSs could be subject to PRC taxation.

We have been advised by our PRC counsel, Commerce & Finance Law Offices, that because there remains uncertainty regarding the interpretation and implementation of the EIT Law and its Implementation Rules, it is uncertain whether any dividends to be distributed by us, if we are regarded as a PRC resident enterprise, to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our non-PRC corporate shareholders and ADS holders, or if gains on the disposition of our shares or ADSs are subject to the PRC EIT, your investment in our ADSs or ordinary shares may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends from our subsidiaries in China and service, license and other fees paid to our subsidiaries by our consolidated affiliated entities for our cash requirements, including any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year as reported in its PRC statutory financial statements, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital, and each of our PRC subsidiaries that are considered foreign-invested enterprises is required to further set aside a portion of its after-tax profits as reported in its PRC statutory financial statements to fund the employee welfare fund at the discretion of the board. These reserves are not distributable as cash dividends. As of June 30, 2009, the total retained earnings of our PRC subsidiaries available for dividend distributions were RMB506.9 million (US$74.2 million). Furthermore, if our subsidiaries and consolidated affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and consolidated affiliated entities to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect us.

The SAFE issued a public notice in October 2005, commonly known in China as “SAFE Circular 75,” requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, referred to in the notice as an “offshore special purpose company,” for the purpose of raising capital backed by assets or equities of PRC companies. PRC residents that are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

We have requested our beneficial owners who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. We attempt to comply, and attempt to ensure that our beneficial owners who are subject to these rules comply, with the relevant requirements. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 75 or other related rules. The failure of these beneficial owners to timely amend their SAFE registrations pursuant to SAFE Circular 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 75 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to our company or otherwise adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the Measures for the Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE further promulgated implementation rules for those measures. We refer to these regulations collectively as the Individual Foreign Exchange Rules. The Individual Foreign Exchange Rules became effective on February 1, 2007. According to these regulations, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options became subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC citizen employees fail to comply with these regulations, we or our PRC option holders may be subject to fines and legal sanctions.

Fluctuation in the value of the RMB may have a material adverse effect on your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 17.5% appreciation of the RMB against the U.S. dollar between July 21, 2005 and October 30, 2009. However, under the current global financial and economic conditions, it is impossible to predict with any certainty how the RMB will move vis-à-vis the U.S. dollar in the near future.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in RMB. We rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant appreciation or depreciation of the RMB against the U.S. dollar may affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, a further appreciation of the RMB against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into the RMB for such purposes. An appreciation of the RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into the RMB, as the RMB is our reporting currency. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our reported earnings, and may adversely affect the price of our ADSs.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in October 2007 under a PRC regulation adopted in August 2006. Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. Any requirement to obtain prior CSRC approval and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. This regulation purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

At the time of our initial public offering in October 2007, while the application of the new regulations remained unclear, our PRC counsel, Commerce & Finance Law Offices, advised us that, based on their understanding of the PRC laws and regulations effective at that time as well as the procedures announced on September 21, 2006:

•	the CSRC had jurisdiction over our offering;

•	the CSRC by then had not issued any definitive rule or interpretation concerning whether offerings like our initial public offering were subject to this new procedure; and

•

despite the above, given that we had completed our inbound investment before September 8, 2006, the effective date of the M&A Rule, an application was not required under the M&A Rule to be submitted to the CSRC for its approval of the listing and trading of our ADSs on the Nasdaq Global Market, unless we were clearly required to do so by subsequent rules of the CSRC.

Based on advice of our PRC counsel, we did not seek CSRC’s approval for our initial public offering. We, however, cannot assure you that the relevant PRC government agencies, including the CSRC, would have reached the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory agencies subsequently determine that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

The regulation discussed above could also make it more difficult for us to pursue growth through acquisitions.

The regulation discussed in the preceding risk factor also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. To date, we have conducted our acquisitions in China exclusively through our PRC consolidated affiliated entities. In the future, we may grow our business in part by directly acquiring complementary businesses rather than through our PRC consolidated affiliated entities. Complying with the requirements of the new regulations to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may prevent us from completing such transactions on a timely basis, or at all, which could affect our ability to expand our business or maintain our market share.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

On June 29, 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. On September 18, 2008, the State Council adopted the implementing rules for the Labor Contract Law, which became effective upon adoption. This new labor law and its implementing rules have reinforced the protection for employees, who, under the existing PRC Labor Law, already have certain rights, such as the right to have written labor contracts, the right to enter into labor contracts with no fixed terms under specific circumstances, the right to receive overtime wages when working overtime, and the right to terminate or alter terms in the labor contracts. In addition, the Labor Contract Law and its implementing rules have made some amendments to the existing PRC Labor Law and added some clauses that could increase cost of labor to employers. For example, under the Labor Contract Law, employers are required to base their decisions to dismiss employees on seniority, as opposed to merit, under certain circumstances. As the Labor Contract Law and its implementing rules are relatively new, there remains significant uncertainty as to their interpretation and application by the PRC government authorities. In the event that we decide to significantly reduce our workforce, the Labor Contract Law and its implementing rules could adversely affect our ability to effect these changes cost-effectively or in the manner we desire, which could lead to a negative impact on our business and results of operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	conditions in the Chinese insurance industry;

•	changes in the economic performance or market valuations of other insurance intermediaries;

•	announcements by us or our competitors of new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between the RMB and U.S. dollar or other foreign currencies;

•	potential litigation or administrative investigations;

•	sales of additional ADSs; and

•	general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ordinary shares or ADSs, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. If any existing shareholder or shareholders sell a substantial amount of ordinary shares in the form of ADSs, the market price of our ADSs could decline. In addition, we may issue additional ordinary shares as considerations for future acquisitions. If we do so, your ownership interests in our company would be diluted and this in turn could have an adverse effect on the price of our ADSs.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

As of the date of this prospectus, our executive officers, directors and principal shareholders beneficially owned approximately 59.1% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions, and they may not act in the best interests of other minority shareholders. This concentration of our share ownership also may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this prospectus and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and officers reside outside the United States. In addition, Cayman Islands securities laws provide significantly less protection to investors as compared to U.S. laws.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries and consolidated affiliated entities in China. Most of our directors and officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to effect service of process within the United States or elsewhere outside China upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and some or all of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state. Our PRC counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts. It is also uncertain whether the Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or our officers and directors predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2009 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act, in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our articles of association contain provisions limiting the ability of others to acquire control of our company or cause us to enter into change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may not pay dividends on a regular basis, and you may have to rely on price appreciation of our ADSs for any return on your investment.

Although we have declared cash dividends on May 21, 2009 and before our initial public offering, we may not pay dividends on a regular basis in the future. You should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences for U.S. Holders.

Although the matter is not free from doubt, we believe we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2008, and we do not expect to be a PFIC for our current taxable year ending December 31, 2009. However, the application of the PFIC rules is unclear in several respects, and there is no assurance that the United States Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs or ordinary shares, which has fluctuated significantly since our initial public offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, a U.S. Holder directly or indirectly owning the ADSs or ordinary shares would be required to (i) pay an interest charge together with tax calculated at maximum ordinary income rates on “excess distributions,” which are defined to include gain on a sale or other disposition of the ADSs or ordinary shares, or (ii) so long as the ADSs or ordinary shares are regularly traded on a qualified exchange, elect to recognize as ordinary income each year the excess in the fair market value, if any, of the ADSs or ordinary shares held (or deemed held) by the holder at the end of the taxable year over such holder’s adjusted basis in such ADSs or ordinary shares and, to the extent of prior inclusions of ordinary income, recognize ordinary loss for the decrease in value of such ADSs or ordinary shares. We must make a separate determination each year (after the close of each taxable year) as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believe that there is a significant risk that, unless we sufficiently invest the passive assets we hold in assets that produce active income, a decrease in the market price of our ADSs and ordinary shares could result in our becoming a PFIC.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that is filed later.

We incorporate by reference the documents listed below:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on May 15, 2009;

•	our report on Form 6-K filed on November 5, 2009;

•

the “Description of Securities” contained in our Registration Statement on Form 8-A filed on October 25, 2007 pursuant to Section 12(g) of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description; and

•

with respect to each offering of securities under this prospectus, all annual reports on Form 20-F and any amendment thereto and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file or furnish with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2008 filed on May 15, 2009 contains a description of our business and audited consolidated financial statements with a report by our independent registered accounting firm. These financial statements are prepared in accordance with United States generally accepted accounting principles.

Unless expressly incorporated by reference, nothing in this prospectus shall be deemed to incorporate by reference information furnished to, but not filed with, the SEC. Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specifically incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

21/F, Yinhai Building

No. 299 Yanjiang Zhong Road

Guangzhou, Guangdong 510110

People’s Republic of China

+86-20-6122-2777

Attention: Investor Relations Department

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We or any selling shareholders are not making any offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated in this prospectus by reference is accurate as of any date other than the date of the document containing the information.

FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents incorporated by reference contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “forecast,” “intend,” “plan,” “predict,” “propose,” “potential,” “continue,” “believe,” “estimate,” “is/are likely to,” or the negative of these terms, and other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our anticipated growth strategies;

•	the anticipated growth of our life insurance business;

•	our future business development, results of operations and financial condition;

•	factors that affect our future revenues and expenses;

•	the future growth of the Chinese insurance industry as a whole and the professional insurance intermediary sector in particular;

•	trends and competition in the Chinese insurance industry; and

•	economic and demographic trends in the PRC.

We would like to caution you not to place undue reliance on these statements, and you should read these statements in conjunction with the risk factors set forth under the heading “Risk Factors” in this prospectus for a more complete discussion of the risks of an investment in our securities. These risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we do not undertake any obligation to update the forward-looking statements except as required under applicable law.

EXCHANGE RATE INFORMATION

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our future periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate (RMB per US$1.00)
Period	Period End	Average(1)	Low	High
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009
May	6.8278	6.8235	6.8326	6.8176
June	6.8302	6.8334	6.8371	6.8264
July	6.8319	6.8317	6.8342	6.8300
August	6.8299	6.8323	6.8358	6.8299
September	6.8262	6.8277	6.8303	6.8247
October	6.8264	6.8267	6.8292	6.8248
November (through November 13)	6.8260	6.8265	6.8278	6.8255

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

OFFER STATISTICS AND EXPECTED TIMETABLE

The selling shareholders identified in this prospectus may sell from time to time up to 303,486,320 ordinary shares represented by 15,174,316 ADSs. We shall keep the shelf registration statement current and cause it to remain effective to permit the prospectus under the shelf registration statement or any subsequent registration statement to be usable by the registrable securities holders until such time the registrable securities holders no longer hold any registrable securities or all such registrable securities may be sold pursuant to Rule 144.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of securities by any selling shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009.

You should read this table together with our consolidated financial statements incorporated by reference into this prospectus.

	As of June 30, 2009
	RMB	US$
	(in thousands)
Indebtedness:
Contingent consideration payables	22,220	3,253
Long-term borrowings	86	13

Total indebtedness	22,306	3,266
Shareholders’ equity:
Ordinary shares, $0.001 par value, 10,000,000,000 shares authorized; 912,497,726 shares issued and outstanding	7,036	1,030
Additional paid-in capital	1,601,752	234,510
Statutory reserves	71,237	10,430
Retained earnings	210,606	30,835
Accumulated other comprehensive loss	(72,461)	(10,609)
Noncontrolling interests	188,881	27,654

Total shareholders’ equity	2,007,051	293,850

Total capitalization	2,029,357	297,116

There has been no material change in our capitalization since June 30, 2009.

MARKET PRICE

The following table provides the high and low trading prices for our ADSs on the Nasdaq Global Market (and the Nasdaq Global Select Market since January 2, 2009) for the periods indicated.

	Sales Price
	High	Low
	US$	US$
Annual High and Low
2007 (from October 31, 2007)	28.74	12.00
2008	16.63	5.44

Quarterly Highs and Lows
First Quarter of 2008	15.69	8.51
Second Quarter of 2008	16.63	11.30
Third Quarter of 2008	14.41	8.16
Fourth Quarter of 2008	11.00	5.44
First Quarter of 2009	9.59	6.26
Second Quarter of 2009	14.20	7.00
Third Quarter of 2009	24.74	12.92

Monthly Highs and Lows
May 2009	11.23	7.35
June 2009	14.20	10.98
July 2009	19.80	12.92
August 2009	21.75	14.80
September 2009	24.74	16.45
October 2009	24.64	18.42
November 2009 (through November 18)	23.10	19.25

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ADSs and our ordinary shares. This summary is not complete, and you should read our memorandum and articles of association, which has been filed as an exhibit to our registration statement on Form F-1. For information on how to obtain copies of our amended and restated memorandum and articles of association, see “Where You Can Find More Information About Us.”

Ordinary Shares

General. Our authorized share capital consists of 10,000,000,000 shares, with a par value of US$0.001 each. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividend Rights. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or by any one or more shareholders together holding at least ten percent of our paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders holding in aggregate not less than one-third of our issued voting share capital present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. We may, but are not obliged, to hold an annual general meeting of shareholders. General meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate not less than one-third of our voting share capital. Advance notice of at least 14 calendar days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and canceling any shares which have not been taken or agreed to be taken.

Transfer of Shares. Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares may be distributed among the holders of the ordinary shares as determined by the liquidator, subject to sanction of an ordinary resolution of our company.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption and Repurchase of Shares. Subject to the provisions of the Companies Law and our articles of association, we may issue shares on terms that they are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our board of directors may determine before the issue of such shares. We also may purchase our own shares, provided that our shareholders have approved the manner of purchase by ordinary resolution or the manner of purchase is in accordance with that specified in our articles of associations.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we make our annual reports, which contains our audited financial statements, available to our shareholders.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, or the Plan, which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law, or would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares according to the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits. The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the Company to challenge (a) an act which is ultra vires the Company or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the Company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Indemnification. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacity as such, except through their own willful neglect or default.

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law and our articles of association, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

We and certain of our shareholders entered into a shareholders agreement in December 2005 with CDH Inservice Limited, or CDH Inservice, in connection with our private placement with CDH Inservice. Upon completion of our restructuring in July 2007 in preparation for this offering, we and our existing shareholders entered into a new shareholders agreement, which replaced the December 2005 shareholders agreement. The new shareholders agreement is substantially similar to the December 2005 shareholders agreement. Set forth below is a description of the registration rights granted under the new shareholders agreement.

Demand Registration Rights

At any time commencing the earlier of six months after this offering and the third anniversary of the shareholders agreement, CDH, Cathay Capital Group or holders of a majority of our registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of their securities. However, we are not obligated to effect any such demand registration if we have, within the six month period preceding the demand, already effected a registration under the Securities Act or if the shareholders requesting such registration had an opportunity to be included in a registration pursuant to their piggyback registration rights. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed. We are not obligated to effect more than one such demand registration for each of CDH, Cathay Capital Group and holders of a majority of our registrable securities then outstanding.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities, other than pursuant to a F-3 registration statement or the shareholders’ demand registration rights or other than relating to a share option plan or a corporate reorganization, we must offer all holders of our registrable securities of the opportunity to include their securities in the registration statement. Registrations pursuant to such piggyback registration are not deemed demand registrations.

Form F-3 Registration Rights

At any time after the first anniversary of the shareholders agreement, CDH, Cathay Capital Group or any holder or holders of a majority of our registrable securities then outstanding have the right to request we file a registration statement under Form F-3 or S-3 covering the offer and sale of their securities. However, we are not obligated to effect any such registration if, among other things, Form S-3 or F-3 is not available for such offering by the shareholders, or the aggregate amount of securities to be sold under the registration statement is less than US$1 million, or we have, within the six month period preceding the demand, already effected a registration under the Securities Act, or in any particular jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration. We have the ability to delay the filing of a registration statement for up to 90 days if we furnish to the shareholders requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such Form S-3 or Form F-3 registration statement to be filed. Such requests for registrations are not counted as demand registrations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or F-3 registrations, whether or not such registrations become effective, except that shareholders shall bear the expense of any broker’s commission or underwriter’s discount or commission relating to registration and sale of their securities.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in the offering. Each ADS will represent an ownership interest in ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which have not been distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement from the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will you receive dividends and other distributions on the shares underlying your ADSs?

We may make various types of distributions with respect to our shares. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (a) appropriate adjustments for taxes withheld, (b) such distribution being impermissible or impracticable with respect to certain registered holders, and (c) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds as cash; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (a) distribute such securities or property in any manner it deems equitable and practicable or (b) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be entitled (or obligated, as the case may be):

•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

•

for the determination of the registered holders who shall be responsible for the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR; or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will state such information as its contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs and will include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the Securities and Exchange Commission.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them, or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•

to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$0.05 per ADS per calendar year for services performed by the depositary in administering our ADR program (which fee shall be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and shall be payable in the manner described in the next succeeding provision);

•

any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•

such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services until its fees for those services and any other unpaid fees are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (a) deduct the amount thereof from any cash distributions, or (b) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit. None of the depositary, the custodian or our company shall be liable for the failure by any holder or beneficial owner of ADSs or ordinary shares to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. The depositary and our company shall not incur any liability for any tax consequences that may be incurred by holders and beneficial owners of ADSs or ordinary shares on account of their ownership of ordinary shares, ADRs or ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1)	amend the form of ADR;

(2)	distribute additional or amended ADRs;

(3)	distribute cash, securities or other property it has received in connection with such actions;

(4)	sell any securities or property received and distribute the proceeds as cash; or

(5)	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADR by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating hereunder within 45 days of the date of such resignation, and

(ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating hereunder on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•

payment with respect thereto of (a) any stock transfer or other tax or other governmental charge, (b) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register, and (c) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to the depositary and/or its custodian of (a) the identity of any signatory and genuineness of any signature and (b) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADR, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

present or future law, rule or regulation of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the depositary;

•	holds such shares for the account of the depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands (but in any event within five business days of the depositary’s demand therefor).

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs; and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

SELLING SHAREHOLDERS

In 2001, our founders transferred their interests in two PRC companies to China United Financial Services Holdings Limited, or CUFS, a British Virgin Islands company, as part of a series of transactions in which Cathay Capital Group, a private equity group and an affiliate of Cathay Auto Services Limited, made an investment in CUFS by subscribing for 40% of its equity interests. As part of our corporate restructuring, CUFS incorporated CISG Holdings Ltd., a British Virgin Islands company, in June 2004. In July 2007, CNinsure Inc., on a 10,000-for-one basis, issued its ordinary shares to the then existing shareholders of CISG Holdings in exchange for all of the outstanding shares of CISG Holdings.

Cathay Auto Services subscribed to 8,008 ordinary shares of CISG Holdings for an aggregate price of RMB25.9 million pursuant to a subscription agreement dated June 19, 2004. As a result of the share exchange in July 2007, Cathay Auto Services was issued 80,080,000 of our ordinary shares in exchange for 8,008 shares of CISG Holdings.

CUFS subscribed to 20,820 ordinary shares of CISG Holdings for a consideration of RMB10,00 in cash together with its rights and interest in the insurance brokerage and agency services’ businesses pursuant to a subscription agreement dated June 19, 2004. As a result of the share exchange in July 2007, CUFS was issued 208,200,000 of our ordinary shares in exchange for 20,820 shares of CISG Holdings. In September 2008, CUFS distributed, by way of dividend, all of our ordinary shares it then held to its shareholders, including Cathay Auto Services, on a pro rata basis. Cathay Auto Services received additional 80,621,126 of our ordinary shares as a result of the distribution.

CDH Inservice subscribed to 17,160 ordinary shares of CISG Holdings for a consideration of US$18.6 million in a private placement pursuant to a subscription agreement dated December 22, 2005. As a result of the share exchange in July 2007, CDH Inservice was issued 171,600,000 of our ordinary shares in exchange for 17,160 shares of CISG Holdings.

This prospectus relates to the proposed sale in the form of ADSs of up to 303,486,320 ordinary shares held by the selling shareholders named in the table below from time to time after the date of this prospectus.

We are registering such shares held by the selling shareholders in the registration statement which includes this prospectus. We have no assurance that the selling shareholders will sell any of the ordinary shares registered for sale hereunder. See “Plan of Distribution.” In addition, the selling shareholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the shares since the date on which the information in the table below is presented. The ordinary shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of ordinary shares in the form of ADSs that the selling shareholders will sell under this prospectus. Information about the selling shareholders may change over time.

	Ordinary Shares Beneficially Owned(1)(2)		Maximum Number of Ordinary Shares Being Offered(3)		Minimum Number of Ordinary Shares Beneficially Owned After or Upon Termination of the Offering(3)
	Number	%	Number	%	Number	%
Selling Shareholders:
Cathay Auto Services Limited(4)	134,021,180	14.7	134,021,180	14.7	0	0.0
CDH Inservice Limited(5)	169,465,140	18.6	169,465,140	18.6	0	0.0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership of each selling shareholder is based on (i) 912,497,726 ordinary shares outstanding as of the date of this prospectus and (ii) the ordinary shares underlying share options exercisable by such person or group within 60 days of the date of this prospectus.

(3)	The selling shareholders might not sell any or all of the ordinary shares offered by this prospectus and as a result, we cannot estimate the number of ordinary shares that will be held by the selling shareholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the ordinary shares covered by this prospectus will be held by the selling shareholders.

(4)	Includes 120,705,286 ordinary shares and 13,315,894 ordinary shares in the form of ADSs, each representing 20 ordinary shares of the company, held by Cathay Auto Services, a company incorporated in the British Virgin Islands. The Cathay Investment Fund, Limited, a private investment fund organized under the laws of the Cayman Islands, owns 100% of Cathay Auto Services. New China Investment Management Inc., a company incorporated under the laws of Delaware, is the investment manager for The Cathay Investment Fund, Limited. and has the power to direct The Cathay Investment Fund, Limited as to the voting and disposition of shares directly and indirectly held by The Cathay Investment Fund, Limited. The voting and investment decisions for shares beneficially owned by The Cathay Investment Fund, Limited are made by New China Investment Management, Inc., the principals of which are Mr. Paul Wolansky, Mr. Donald Sussman and Mr. Hermann Leung. The business address of Cathay Auto Services is c/o New China Investment Management Inc., One Dock Street, Stamford, Connecticut 06902-5836, U.S.A.

(5)	Includes 151,600,000 ordinary shares and 17,865,140 ordinary shares in the form of ADSs, each representing 20 ordinary shares of the company, held by CDH Inservice. All of the issued and outstanding shares of CDH Inservice are owned by CDH Fund II, a Cayman Islands exempted limited partnership. CDH Growth Capital Holdings, a Cayman Islands exempted limited liability company, is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II. The investment committee of CDH Growth Capital Holdings is comprised of Wu Shangzhi and two other individuals. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. CDH Growth Capital Holdings disclaims beneficial ownership of all of our shares held by CDH Inservice except to the extent of its pecuniary interest therein. The registered address of CDH Inservice is c/o Maples Finance BVI Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands.

TAXATION

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law and PRC tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel and the opinion of Commerce & Finance Law Offices, our PRC counsel, respectively. Based on the facts and subject to the limitations set forth herein, the statements of law or legal conclusions under the caption “—United States Federal Income Taxation” constitute the opinion of Latham & Watkins, our special U.S. counsel, as to the material U.S. federal income tax consequences to U.S. Holders (as defined below) under current law of an investment in the ADSs or ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the former PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from any PRC withholding tax. In addition, any interest or dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

Under the new Enterprise Income Tax Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new law, “de facto management bodies” are defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. Substantially all of our management are currently based in China, and may remain in China in the future. If we were treated as a “resident enterprise” for PRC tax purposes, we would be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%, but dividends received by us from our PRC subsidiaries may be exempt from the income tax.

Under the new law and its implementation regulations, dividends paid to a non-PRC investor are generally subject to a 10% PRC withholding tax, if such dividends are derived from sources within China and the non-PRC investor is considered to be a non-resident enterprise without any establishment or place of business within China or if the dividends paid have no connection with the non-PRC investor’s establishment or place of business within China, unless such tax is eliminated or reduced under an applicable tax treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investor is also subject to a 10% PRC withholding tax if such gain is regarded as income derived from sources within China, unless such tax is eliminated or reduced under an applicable tax treaty.

If we were considered a PRC “resident enterprise,” it is possible that the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within China and be subject to the 10% PRC withholding tax.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations.

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes, although this matter is not free from doubt because it is possible that in certain circumstances you will not have the ability to vote the ordinary shares underlying the ADSs. If you are not properly treated as the beneficial owner of the ordinary shares represented by the ADSs and as a result dividends received are not characterized as such, the lower capital gains rate with respect to qualified dividend income (discussed below) will not be available.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as foreign source ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate, provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for our taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. It is expected that our ADSs, which are listed on the Nasdaq Global Select Market (but not our ordinary shares), will be considered readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. If we are treated as a “resident enterprise” for PRC tax purposes (see “Taxation—PRC Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or ordinary shares would constitute “passive category income” or, in the case of certain U.S. Holders, constitute “general category income.” If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Taxation—PRC Taxation”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder can expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of a Disposition of ADSs or Ordinary Shares

Subject to discussions below under “—Passive Foreign Investment Company,” you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder (such as an individual), you will be eligible for reduced tax rates if you have held the ADSs or ordinary shares for more than a year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. If we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding taxes were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Taxation—PRC Taxation”), a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. We refer to this test as the “asset test.”

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the matter is not free from doubt, we believe we were not a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2008, and we do not expect to be a PFIC for our current taxable year ending December 31, 2009. However, the application of the PFIC rules is unclear in several respects, and there is no assurance that the United States Internal Revenue Service will not take a contrary position. The value of our assets for purposes of the asset test generally will be determined by reference to the market price of our ADSs or ordinary shares, which has fluctuated significantly since our initial public offering. We must make a separate determination each year (after the close of each taxable year) as to whether we are a PFIC. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009 or any future taxable year. In particular, we believe there is a significant risk that, unless we sufficiently invest the passive assets we hold in assets that produce active income, a decrease in the market price of the ADSs and ordinary shares could result in our becoming a PFIC. Moreover, it is not entirely clear how our contractual arrangements with the shareholders of Meidiya Investment and Yihe Investment and their subsidiaries will be treated for purposes of the PFIC rules. No ruling from the United States Internal Revenue Service or opinion of counsel has been or will be sought with respect to our PFIC status. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you can avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable. In addition, if we are a PFIC and if any of our subsidiaries are also PFICs, you will be deemed to own shares in such PFICs and could incur liability for the deferred tax and interest charge as described below.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC can make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq Global Select Market and, consequently, if you are a holder of ADSs and the ADSs are regularly traded on the Nasdaq Global Select Market, the mark-to-market election would be available to you were we to be or become a PFIC. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments.

If a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares will be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status can provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding can be credited against your U.S. federal income tax liability, and you can obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

PLAN OF DISTRIBUTION

We are registering ordinary shares held by the selling shareholders for sale of these ordinary shares in the form of ADSs from time to time after the date of this prospectus. The selling shareholders are entitled to, and will receive, the net proceeds from sales of ADSs sold pursuant to this prospectus.

The selling shareholders may sell all or a portion of the ADSs offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The ADSs may be sold in one or more transactions at fixed prices which may be changed, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be affected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling shareholders effect such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging in positions they assume. The selling shareholders may also sell ADSs short and deliver ADSs covered by this prospectus to close out short positions and to return borrowed ADSs in connection with such short sales. The selling shareholders may also loan or pledge ADSs to broker-dealers that in turn may sell such ADSs.

The selling shareholders may pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer participating in a distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from or on behalf of the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs offered in this offering may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states our ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling shareholders will sell any or all of the ADSs registered pursuant to the shelf registration statement of which this prospectus forms a part.

The selling shareholders and any other person participating in a distribution of the ADSs will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, or the Exchange Act which may limit the timing of purchases and sales of any of the ADSs by the selling shareholders and any other participating person. Regulation M of the Exchange Act may also restrict the ability of any person engaged in a distribution of the ADSs to engage in market-making activities, if any, with respect to our ADSs. All of the foregoing may affect the marketability of our ADSs and the ability of any person or entity to engage in market-making activities with respect to our ADSs.

We will pay all expenses of the registration of the ordinary shares including, without limitation, the Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the shareholders agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus or we may be entitled to contribution.

Once sold under the shelf registration statement of which this prospectus forms a part, the ADSs will be freely tradable in the hands of purchasers.

LEGAL MATTERS

We are being represented by Latham & Watkins with respect to legal matters of United States federal securities and New York State law. The validity of the ordinary shares in this offering and legal matters as to Cayman Islands law will be passed on for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices. Latham & Watkins may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our annual report on Form 20-F for the year ended December 31, 2008, and the effectiveness of our company’s internal control over financial reporting as of December 31, 2008 have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein, which expressed an unqualified opinion with an explanatory paragraph regarding the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the reader, and are included in reliance upon such report given on their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu are located at 35th Floor, One Pacific Place, 88 Queensway, Hong Kong.

EXPENSES OF THE OFFERING

The following table sets forth the aggregate expenses to be paid by us in connection with this offering. All amounts shown are estimates, except for the SEC registration fee. We will pay all expenses in connection with the distribution of the ordinary shares being sold by the selling shareholders (including fees and expenses of their counsel), except for the underwriting discount payable by the particular selling shareholder.

SEC registration fee	US$	16,705.92
Audit fees and expenses		30,000.00
Legal fees and expenses		75,000.00
Miscellaneous		7,200.00

Total	US$	128,905.92

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our website address is http://www.cninsure.net. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. Statements in this prospectus or about documents filed as exhibits to the registration statement are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of officers and directors against all actions, proceedings, costs, charges, losses, damages and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to our F-1 registration statement (File No. 333-146605), as amended, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 9.	EXHIBITS

The exhibits to this registration statement are listed on the Index to Exhibits to this registration statement, which Index to Exhibits is hereby incorporated by reference.

ITEM 10.	UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Form F-3.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, CNinsure Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form F-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, People’s Republic of China on November 19, 2009.

CNINSURE INC.

By:	/S/ YINAN HU
Name: Yinan Hu
Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ YINAN HU Name: Yinan Hu	Chairman and Chief Executive Officer (principal executive officer)	November 19, 2009

/S/ PENG GE Name: Peng Ge	Chief Financial Officer (principal financial and accounting officer)	November 19, 2009

* Name: Qiuping Lai	President and Director	November 19, 2009

* Name: Shangzhi Wu	Director	November 19, 2009

* Name: Yongwei Ma	Director	November 19, 2009

* Name: Stephen Markscheid	Director	November 19, 2009

* Name: Allen Warren Lueth	Director	November 19, 2009

* Name: Mengbo Yin	Director	November 19, 2009

* Name: Donald J. Puglisi Managing Director, Puglisi & Associates	Authorized U.S. Representative	November 19, 2009

*By:	/S/ YINAN HU
Name: Yinan Hu Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description of Document

4.1	Registrant’s Specimen American Depositary Receipt (included in exhibit 4.3).

4.2	Registrant’s Specimen Certificate for Ordinary shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-146605), as amended, initially filed with the Securities and Exchange Commission on October 10, 2007).

4.3	Form of Deposit Agreement among the Registrant, the depositary and holders of the American depositary receipts (incorporated by reference to Exhibit 4.3 from our F-1/A registration statement (File No. 333-146605), as amended, initially filed with the Securities and Exchange Commission on October 25, 2007).

4.4	Shareholders Agreement among Guangdong Meidiya Investment Co., Ltd., Chengdu Mingxia Industrial Co., Ltd. and Keping Lin dated September 17, 2008 (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F (File No. 001-33768), filed with the Securities and Exchange Commission on May 15, 2009).

4.5	Shareholders Agreement among Cathay Auto Services Limited, China United Financial Services Holdings Ltd., Kingsford Resources Limited, CISG Holdings Ltd., Web-Based Securities Limited, CAA Holdings Company Limited, CDH Inservice Limited, Bestcheer International Limited, Hu Yi Nan and Lai Qiu Ping dated December 22, 2005 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-146605), filed with the Securities and Exchange Commission on October 10, 2007).

4.6	Shareholders Agreement among Cathay Auto Services Limited, China United Financial Services Holdings Ltd., Kingsford Resources Limited, CDH Inservice Limited , Gifted Time Investments Limited, Super Able Investment Limited, the Registrant, Hu Yi Nan and Lai Qiu Ping dated July 31, 2007 (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-146605), filed with the Securities and Exchange Commission on October 10, 2007).

4.7	Registration Rights Agreement between the Registrant and Cephei Investment Holding Limited dated October 10, 2007 (incorporated by reference to Exhibit 4.9 from our F-1/A registration statement (File No. 333-146605), filed with the Securities and Exchange Commission on October 18, 2007).

5.1†	Opinion of Maples and Calder regarding the validity of the ordinary shares.

8.1†	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

8.2†	Opinion of Latham & Watkins LLP regarding certain U.S. tax matters.

8.3†	Opinion of Commerce & Finance Law Offices regarding certain PRC tax matters.

23.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm.

23.2†	Consent of Latham & Watkins LLP (included in Exhibit 8.2).

23.3†	Consent of Maples and Calder (included in Exhibit 5.1).

23.4†	Consent of Commerce & Finance Law Offices (included in Exhibit 8.3).

24.1†	Powers of Attorney (included as part of the signature page in Part II of this registration statement).

†	Previously filed